Exhibit (j)

For Immediate Release

             BAAN COMPANY RELEASES 1999 AUDITED FINANCIAL STATEMENTS

Barneveld, The Netherlands and Herndon, Virginia, USA - July 17, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN) today released its audited financial statements for the year ended December 31, 1999. The financial statements include management's opinion that the "operating environment confronting the Company raises significant uncertainty about the Company's ability to continue as a going concern."

The Company cited a number of factors supporting its going concern caution, including:

o The Company incurred net losses of $311.4 million (Dutch GAAP)/$309.6 million (U.S. GAAP) in 1999 and $315.2 million in 1998, and has experienced seven successive quarters of operational losses.

o As a result of adjustments made to the February 3, 2000 earnings release for events subsequent to year-end, the final accounts reflect a shareholder deficit of ($7.8) million. The Company also reconfirmed that it will end the second quarter of this year in a negative equity position. This likely means the Company will be placed under "special listing conditions" by the Amsterdam Exchanges, which requires its listed companies to maintain positive shareholder equity.

o To survive as an independent going concern, the Company must pursue a fundamental restructuring that will likely reduce the Company's operations by at least one-half. Securing financing for that endeavor will likely prove challenging in the current environment.

o These and other events have increased concern about the Company's viability going forward and created a climate where it is increasingly difficult for the Company to close transactions.

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Net revenues for the year ended December 31, 1999 were $619 million (as compared to $635 million reported when the Company released its unaudited results on February 3 of this year, and compared to net revenues of $736 million for 1998). Events occurring between year-end and the date the accounts are issued must be taken into consideration when preparing the audited year-end financial statements. The audited results released today, therefore, include adjustments to the February 3 unaudited earnings release reflecting subsequent events.

License revenue for 1999 was $193 million ($205 million was reported February
3), as compared with $336 million for 1998. Maintenance and service revenue was $426 million ($430 million was reported on February 3), as compared to $399 million for 1998. The total revenue adjustments of $16 million represent 2.5% of the previously announced revenue total. Total net adjustments have resulted in a shareholder deficit of ($7.8) million at year end ($9 million positive shareholder equity was reported in the February 3 release).

The audited accounts also state that failure to close the pending Invensys plc offer to acquire the entire issued shared capital of the Company for 2.85 Euro "could have a materially adverse effect on the business and Baan's ability to continue as a going concern." The offer is currently scheduled to close on July 25 and remains subject to a condition that 95% of Baan's outstanding shares must tender in support of the offer. Management believes a failure of the offer to succeed will increase customer concerns on viability; will accelerate the loss of key personnel within the organization that will be needed to improve revenue and execute on the necessary restructuring; and will increase the challenges the Company will face in seeking financing and/or negotiating with other potential strategic partners.

"The Management and Supervisory Boards of the Company continue unanimously to support the Invensys offer as the best way to secure Baan's future and believe the offer is in the best interests of our shareholders, customers, and employees," said Pierre Everaert, Interim Chief Executive Officer. "I think the 1999 accounts confirm that additional financing would not solve the issue; we need a strong strategic partner to take the viability issue off the table and restore customer confidence if we are to return to a normal business cycle. Invensys is that strong partner."

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The Company's 1999 Dutch Statutory Accounts and U.S. Annual Report filed on Form
20-F are available on the Company Web site at www.baan.com. The Form 20-F has also been filed today with the U.S. Securities and Exchange Commission.

About Baan Company

Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K). This disclaimer does not apply to any statements made in connection with the Invensys tender offer.

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

Baan Company Public Relations:
Judith Ingleton-Beer
Phone:  +44 (0)1780 721433
Email: jingletonbeer@iba.co.uk

Dan O'Leary
Phone: +(202) 828-8819

Email: press@baan.com
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